Exhibit 99.176
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the use in this Registration Statement on Form 40-F of Thompson Creek Metals Company Inc. of our report dated June 29, 2006 (except as to Note 2, which is as of July 28, 2006) relating to the consolidated financial statements of Thompson Creek Metals USA (formerly Thompson Creek Metals Company) included in an exhibit to such Registration Statement filed with the U.S. Securities and Exchange Commission.
/s/ Ehrhardt Keefe Steiner & Hottman PC
Denver, Colorado
October 22, 2007